Mail Stop 4561

May 6, 2010

Mr. Gregory A. Shortell
Chief Executive Officer
Network Engines, Inc.
25 Dan Road
Canton, Massachusetts 02021

> Re: **Network Engines, Inc.**
> **Registration Statement on Form S-3**
> **Filed on April 28, 2010**
> **File No. 333-166356**

Dear Mr. Shortell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1 – Legal Opinion

1. Counsel's opinion regarding the Depositary Shares speaks only as to the legal issuance of these securities. Please advise why you have not provided an opinion regarding whether these securities will be fully paid and non-assessable. If you view these securities as being more in the nature of contractual obligations, please provide support for this position, and advise why you have not provided an opinion that these securities will be binding obligations of the registrant.

2.   Counsel states that it expresses no opinion with respect to the laws of any state
other than Massachusetts and Delaware. However, the forms of indentures filed
as exhibits to your registration statement appear to be governed by New York law.
Please advise.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to the company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking
any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated
authority, in declaring the filing effective, does not relieve the company from
its full responsibility for the adequacy and accuracy of the disclosure in the
filing; and

·   the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or
any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact David L. Orlic, Esq., at (202) 551-3503 if you have questions. If you require further assistance, you may call Mark P. Shuman, Branch Chief-Legal, at (202) 551-3462.

                  Sincerely,

                  Mark P. Shuman
                  Branch Chief-Legal

cc: <u>Via facsimile: (617) 526-5000</u>
        Philip P. Rossetti, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP